UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CHANTICLEER HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock ($0.0001 par value per share)

(Title of Class of Securities)

15930P404

(CUSIP Number)

Robert S. Hersch

OZ REY, LLC

918 Congress Avenue

Suite 100

Austin TX 78701

(512) 498-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 15930P404

1.	Names of Reporting Persons: Oz Rey, LLC I.R.S. Identification Nos. of above persons (entities only): 81-0878951
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Texas
Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,200,000
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,200,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,200,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 10.64%
14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 15930P404

1.	Names of Reporting Persons: MV Amanth, LLC I.R.S. Identification Nos. of above persons (entities only): 81-3057952
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Texas
Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,200,000
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,200,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,200,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 10.64%
14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 15930P404

1.	Names of Reporting Persons: Robert S. Hersch I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: U.S.A.
Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,200,000
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,200,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,200,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 10.64%
14.	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Chanticleer Holdings, Inc., a Delaware corporation (the “Issuer”). The address of Issuer’s principal executive offices is 7621 Little Avenue, Suite 414, Charlotte, NC 28226.

Item 2.	Identity and Background.

(a)	The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”), and the jurisdiction of organization of such Reporting Persons that are entities, are as follows:

•	Oz Rey, LLC, a Texas limited liability company

•	MV Amanth, LLC, a Texas limited liability company

Set forth on Schedule A attached hereto, which is incorporated herein by reference, with respect to each Reporting Person that is a: (a) limited partnership is (i) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; and (ii) each person controlling such partner or member; and (b) corporation or a limited liability company is (i) each executive officer and director of such entity; (ii) each person controlling such entity; and (iii) each executive officer and director of any entity ultimately in control of such entity. Also, set forth on Schedule A is the name, present business address, present principal occupation or employment of each Reporting Person. Except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D under Item 7, which is hereby incorporated by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

(b)	The address of the principal business office of each of Oz Rey, LLC, MV Amanth and Robert S. Hersch is: 918 Congress Avenue, Suite 100, Austin, Texas 78701

(c)	The name, present business address, present principal occupation or employment of each Reporting Person is set forth on Schedule A.

(d)	None of the Reporting Persons nor any person listed on Schedule A, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons nor any person listed on Schedule A, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Robert S. Hersch is a citizen of the U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to a Securities Exchange Agreement dated as of October 31, 2019 (the “Exchange Agreement”) by and among Oz Rey, LLC (“Oz Rey”) and each of Jonathan & Nancy Glaser Family Trust DTD 12-16-98, Larry S. Spitcaufsky, Trustee of Larry Spitcaufsky Family Trust UTD 1-19-88, Bryan Ezralow TTEE of the Bryan Ezralow 1994 Trust DTD 12-22-94, EMSE, LLC, a Delaware limited liability company, Marc Ezralow 1997 Trust u/t/d 11.26.1997, Elevado Investment Company, LLC, a Delaware limited liability company, SPA Trust u/t/d 09.13.2004, David Leff Family Trust u/t/d 02.03.1988, C and R Irrevocable Trust u/t/d 11.05.2007, Freedman Family Trust u/t/d 05.25.1982, Freedman 2006 Irrevocable Trust u/t/d 02.27.2006, Haddad Family Trust, Douglas S. Ramer, and Joshua and Julie Ofman Family Trust (collectively, the “Purchasers”), on November 21, 2019, Oz Rey acquired from the Purchasers all $6,000,000 in original principal amount of the 8.0% Secured Debentures due December 31, 2018, issued by the Issuer to the Purchasers on or about May 4, 2017 (the “Debentures”), and warrants to purchase 1,200,000 shares of Common Stock (the “Warrants”) issued to the Purchasers in connection therewith, currently exercisable at $3.50 per share of Common Stock, in exchange for $6,180,000 in original principal amount of 8% Convertible Notes of Oz Rey, with a maturity date of November 15, 2029 (the “Notes”).

In addition, Oz Rey agreed that any amounts that it receives arising out of its investment in the Debentures and the Warrants, including any principal and interest payments and the proceeds of the sale of the Debentures, the Warrants or the shares of Common Stock issuable pursuant to the Warrants (the “Warrant Shares”), will be retained by Oz Rey or distributed by Oz Rey as follows: first, up to an initial amount not to exceed $2,000,000 received by Oz Rey prior to the earlier of: (1) the six (6) month anniversary of closing or (2) the merger of Oz Rey with a public company (with the amount actually received by Oz Rey within such time period, the “Retention Amount”) shall be retained by Oz Rey. Thereafter, proceeds will be distributed: first, to the Purchasers (pro rata in accordance with the amount of Notes then held by each (“Pro Rata”)) any accrued but any unpaid interest on the Notes; second, 100% to the Purchasers Pro Rata until the Purchasers have received an amount equal to the principal and interest on the Notes; third, 80% to the Purchasers Pro Rata and 20% to Oz Rey until the Purchasers have received a 10% Internal Rate of Return on their investment in the Notes; fourth, 70% to the Purchasers Pro Rata and 30% to Oz Rey until the Purchasers have received a 20% Internal Rate of Return on their investment in the Notes; fifth, 60% to the Purchasers and 40% to Oz Rey until the Purchasers have received a 30% Internal Rate of Return on their investment in the Notes; and thereafter, 50% to the Purchasers and 50% to Oz Rey.

Oz Rey granted to each Purchaser an option to acquire his pro rata share of $4,000,000 of Class A Preferred Units of Limited Liability Company Interests in Oz Rey (“Class A Units”) at any time prior to December 31, 2019. If at least $2,000,000 of Class A Units are acquired by the Purchasers by December 31, 2019, the Purchasers shall have the option to acquire another $2,000,000 in Class A Units at the foregoing price until December 31, 2020.

Oz Rey granted to the Purchasers pro rata an option (the “Option”) to purchase Class B Preferred Units of Limited Liability Company Interests in Oz Rey (“Class B Units”) at an exercise price of $1.00 per Class B Unit (the “Exercise Price”). The number of Class B Units purchasable pursuant to the Option shall be equal to the Retention Amount divided by $1,000 per Class B Unit, for a maximum of 2,000 Class B Units to be issued upon exercise of the Option in full. The Option may be exercised upon the earlier of (a) the date the Retention Amount equals $2,000,000 and (b) the six (6) month anniversary of the Closing Date, and shall remain exercisable for a one-year period after such date (the “Expiration Date”).

Oz Rey also agreed with the Purchasers to use commercially reasonable efforts to cause all of the other warrants of the Issuer held by the Purchasers to be repriced to the same price as the Warrants, in the event the Warrants are repriced.

Item 4.	Purpose of Transaction.

The response to Item 3 above is incorporated herein by reference. Oz Rey acquired (1) the Debentures (2) the Warrants, for investment purposes. On October 10, 2019, the Issuer entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Sonnet BioTherapeutics, Inc., a New Jersey corporation (“Sonnet”), and Biosub Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by the Issuer’s shareholders and Sonnet’s shareholders, Merger Sub will be merged with and into Sonnet (the “Merger”), with Sonnet surviving the Merger as a wholly-owned subsidiary of the Issuer. The shareholders of Sonnet will become the majority owners of the Issuer’s Common Stock outstanding upon the closing of the Merger. Additionally, as part of this transaction, the Issuer will spin-off its current restaurant operations, including all assets and liabilities, into a newly created entity (“New Pubco”), the equity of which will be distributed out to the current stockholders of the Issuer (the “Spin-Off”). Terms of the Merger include a payment of $6,000,000 to the Issuer from Sonnet, a portion of which is intended to repay certain of the Issuer’s outstanding indebtedness in conjunction with the Spin-Off. Oz Rey intends to take the actions described below in order that the Merger and the Spin-Off may take place in accordance with their contemplated terms.

(a) Oz Rey currently intends, concurrent with the Spin-Off but prior to the Merger, to exchange (the “Exchange”) the Debentures for a combination of new debentures of New Pubco (“Pubco Debentures”) and cash. In addition, Oz Rey intends to retain the Warrants in the Issuer and may renegotiate the terms thereof. Also, Oz Rey intends to obtain warrants to purchase common stock of New Pubco (“Pubco Warrants”) for itself, for the Purchasers who still own warrants in the Issuer and for T.R. Winston & Company. Oz Rey intends to re-negotiate the strike price of the Pubco Warrants. In addition, Oz Rey intends to add a conversion feature to the Pubco Debentures that would allow the holder of the Pubco Debentures to be converted into New Pubco common stock at a conversion price to be determined. If the Pubco Debentures were to be so converted in full and all of the Pubco Warrants were exercised in full, Oz Rey could potentially own a majority of the Pubco common stock.

In addition to the foregoing, Oz Rey may offer to sell assets owned by Oz Rey or its affiliates to New Pubco in exchange for cash, New Pubco debt securities, New Pubco common stock or other securities of New Pubco that are exercisable for or convertible into New Pubco common stock.

(b) Oz Rey may consider proposing the merger of New Pubco with and into another entity, including Oz Rey or an affiliate thereof, although the identity and business of such an entity has not yet been determined.

(d) As part of the Exchange, Oz Rey may propose that one or two of its designees be added to New Pubco’s board of directors by expanding its anticipated board of directors and not by replacing any of its anticipated directors. In addition, Oz Rey’s designees to New Pubco’s board of directors will monitor the performance of New Pubco’s management team and may, from time to time, discuss with the board of directors any perceived need to add to or replace members of the management team.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a)

Name of Reporting Person	Number of Shares Beneficially Owned	Percentage Ownership in the Issuer
Oz Rey, LLC(1)(4)	1,200,000	10.64%
MV Amanth, LLC(2) (4)	1,200,000	10.64%
Robert S. Hersch(3) (4)	1,200,000	10.64%

(1)

1,200,000 shares of Common Stock issuable upon exercise of the Warrants, with a strike price of $3.50 per share. According to the Issuer’s Form 10-K for the quarter ended September 30, 2019, 10,073,545 shares of Common Stock were outstanding.

(2)	MV Amanth, LLC has the right to appoint all of the managers of Oz Rey, LLC, and therefore may be deemed to beneficially own the shares of Common Stock beneficially owned by Oz Rey, LLC.
(3)	Robert S. Hersch owns all of the membership interests in MV Amanth, LLC, and therefore may be deemed to beneficially own the shares of Common Stock beneficially owned by Oz Rey, LLC.
(4)

The Reporting Persons disclaim beneficial ownership of the securities indicated except to the extent of their pecuniary interest therein, and the reporting herein of such securities shall not be construed as an admission that the Reporting Persons are the beneficial owners thereof.

(b)	Number of shares of Class A Common Stock as to which such person has:

(i)	Sole power to vote or to direct the vote;

(ii)	Shared power to vote or to direct the vote;

(iii)	Sole power to dispose or to direct the disposition; or

(iv)	Shared power to dispose or to direct the disposition.

Name of Reporting Person	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Oz Rey, LLC	0	1,200,000	0	1,200,000
MV Amanth, LLC	0	1,200,000	0	1,200,000
Robert S. Hersch	0	1,200,000	0	1,200,000

(c)	The response to Item 3 above is incorporated herein by reference for a description of any transactions in the class of securities reported on that were effected during the past 60 days.

(d)

Other than as set forth in Item 3 with respect to the Purchasers, No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated herein by reference.

Item 7.	Material to be filed as Exhibits

Exhibit Number	Description of Exhibits

1	Joint Filing Agreement among the Reporting Persons dated December 2, 2019.

2

Securities Exchange Agreement dated as of October 31, 2019 (the “Exchange Agreement”) by and among Oz Rey, LLC and each of Jonathan & Nancy Glaser Family Trust DTD 12-16-98, Larry S. Spitcaufsky, Trustee of Larry Spitcaufsky Family Trust UTD 1-19-88, Bryan Ezralow TTEE of the Bryan Ezralow 1994 Trust DTD 12-22-94, EMSE, LLC, a Delaware limited liability company, Marc Ezralow 1997 Trust u/t/d 11.26.1997, Elevado Investment Company, LLC, a Delaware limited liability company, SPA Trust u/t/d 09.13.2004, David Leff Family Trust u/t/d 02.03.1988, C and R Irrevocable Trust u/t/d 11.05.2007, Freedman Family Trust u/t/d 05.25.1982, Freedman 2006 Irrevocable Trust u/t/d 02.27.2006, Haddad Family Trust, Douglas S. Ramer, and Joshua and Julie Ofman Family Trust (collectively, the “Purchasers”).

3	Form of Promissory Note of Oz Rey, LLC issued to each of the Purchasers pursuant to the Exchange Agreement.

[The remainder of this page is intentionally left blank. The signature page follows.]

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2019

OZ REY, LLC

By:	/s/ Robert S. Hersch
Robert S. Hersch,
Manager

MV AMANTH, LLC

By:	/s/ Robert S. Hersch
Robert S. Hersch, Manager

/s/ Robert S. Hersch
ROBERT S. HERSCH

Schedule A

Oz Rey, LLC

MV Amanth, LLC owns 80% of the outstanding Common Units of limited liability company interests in Oz Rey, LLC, and consequently has the ability to elect all of the managers of Oz Rey, LLC. The officers and managers of Oz Rey, LLC are as follows:

Name and Position	Present Principal Occupation or Employment	Principal Business Address
Robert S. Hersch, President, CEO & Manager	Mr. Hersch serves as President and Chief Executive Officer of MV Amanth, LLC and Oz Rey, LLC.	918 Congress Avenue, Suite 100 Austin, Texas 78701

Stephen Hoelscher, Vice President, CFO & Secretary	Mr. Hoelscher serves as Vice President, CFO & Secretary of MV Amanth, LLC and Oz Rey, LLC.	918 Congress Avenue, Suite 100 Austin, Texas 78701

Jonathan Osborne, Vice President and Manager	Mr. Osborne serves as Vice President of Oz Rey, LLC.	918 Congress Avenue, Suite 100 Austin, Texas 78701

MV AMANTH, LLC

Robert S. Hersch owns 100% of the membership interests in MV Amanth, LLC. The officers and managers of MV Amanth, LLC are as follows:

Name and Position	Present Principal Occupation or Employment	Principal Business Address
Robert S. Hersch, President, CEO & Manager	Mr. Hersch serves as President and Chief Executive Officer of MV Amanth, LLC and Oz Rey, LLC.	918 Congress Avenue, Suite 100 Austin, Texas 78701

Stephen Hoelscher, Vice President, CFO, Secretary & Manager	Mr. Hoelscher serves as Vice President, CFO & Secretary of MV Amanth, LLC and Oz Rey, LLC	918 Congress Avenue, Suite 100 Austin, Texas 78701